FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE FISCAL COUNCIL’S MEETING
HELD ON JUNE 18, 2009

DATE, TIME AND PLACE: June 18, 2009, at 9:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luiz Antônio, nº 3.142, in the city and State of São Paulo.

PRESIDING BOARD: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues.

CALL AND ATTENDANCE: Miguel Roberto Gherrize, Fernando Maida Dall’Acqua, Mario Probst.

AGENDA: (i) Analysis and discussion of the 20F Form of the Financial Statements prepared in accordance with the USGAAP and the Independent Auditors’ Report, referring to the 2008 fiscal year; and (ii) Analysis of the Management Proposal to increase the Company’s capital stock.

RESOLUTIONS: After the meeting was called to order, (i) a detailed analysis was carried out of the 20F Form of the Financial Statements prepared in accordance with the USGAAP and the Independent Auditors’ Report. The Fiscal Council Chairman questioned as to Assai's classification as a separate segment - “Cash & Carry”. The Independent Auditors attending the meeting clarified that, according to the applicable rules (FAS 131), the Company must adopt said classification, considering that its management, logistics and procurement are independent. Proceeding with the analysis, the Chairman asked whether, due to the material event published on June 8, 2009, related to the purchase of shares held by the controlling shareholders of Globex Utilidades S.A. (“Globex”), a pro forma balance sheet consolidating Globex's financial information should be disclosed. The management explained that the transaction has not been concluded yet, as it shall be submitted to the approval of shareholders at the General Meeting to be held on July 6, 2009. The Independent Auditors attending the meeting confirmed that this is also the understanding of Ernest & Young, and that the Independent Auditors’ Report presented with reference to this issue had no restrictions. After conclusion of the analysis and discussion, the Fiscal Council members recommended that the 20F Form, of the Financial Statements prepared in accordance with the USGAAP and the Independent Auditors’ Report, be forwarded with no qualification to the Company's Board of Directors for the due analysis and approval. (ii) Vice-President Enéas Pestana made a brief presentation on the acquisition of Globex. Next, I was requested to read the Management’s Proposal concerning the capital increase, as per Exhibit I, and the Fiscal Council members approved the forwarding of the Proposal to the Company’s General Meeting.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, June 18, 2009. Signatures: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues. Attending Fiscal Council members: Fernando Maida Dall Acqua, Mario Probst and Miguel Roberto Gherrize.

This is a free English translation of the excerpt of the original minutes drawn up in the Company’s records, pursuant to paragraph 3, of Article 130, of Law 6,404/76.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 19, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.